BB


10031884

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL
RECEIVED
PROCESSING
AUG 3 0 2010
WASH, D.C.
SECTION

OMB APPROVAL	
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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-28694

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/09 (MM/DD/YY) AND ENDING 06/30/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lamon & Stern, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1950 North Park Place, Suite 100
(No. and Street)

Atlanta	Georgia	30339
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Hollis M. Lamon — 770-951-8411
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Windham Brannon, P.C.
(Name – *if individual, state last, first, middle name*)

1355 Peachtree Street, NE Suite 200	Atlanta	Georgia	30309
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PW

OATH OR AFFIRMATION

I, Hollis M. Lamon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lamon & Stern, Inc., as of June 30, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Michelle D. Farmer

Notary Public

My commission expires Aug. 9, 2014

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LAMON & STERN, INC.

FINANCIAL STATEMENTS
June 30, 2010

WINDHAM BRANNON



WINDHAM BRANNON

1355 Peachtree Street NE, Suite 200
Atlanta, GA 30309-3230
404.898.2000
fax 404.898.2010
www.windhambrannon.com

INDEPENDENT AUDITOR'S REPORT

To The Board of Directors
Lamon & Stern, Inc.

We have audited the accompanying statement of financial condition of **Lamon & Stern, Inc.** as of June 30, 2010, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lamon & Stern, Inc. as of June 30, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Windham Brannon P.C.

Certified Public Accountants

August 23, 2010

LAMON & STERN, INC.

STATEMENT OF FINANCIAL CONDITION
As of June 30, 2010

ASSETS

CURRENT ASSETS:	
Cash	$ 378,285
Restricted cash	25,984
Certificates of deposit - cash equivalent	105,523
Commissions receivable	126,502
Income taxes receivable	9,759
Other receivables	953
Prepaid expenses	2,167
Total Current Assets	649,173
FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, net of accumulated depreciation of $23,814	15,255
DEPOSIT WITH CLEARING AGENT	25,000
Total Assets	$ 689,428

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:	
Accrued commissions	$ 59,454
Accrued soft dollar commissions	44,290
Accrued expenses	19,529
Total Current Liabilities	123,273
STOCKHOLDER'S EQUITY:	
Common stock, $1 par value, 100,000 shares authorized, 500 shares issued and outstanding	500
Paid-in capital	6,149
Retained earnings	559,506
Total Stockholder's Equity	566,155
Total Liabilities and Stockholder's Equity	$ 689,428

The accompanying notes are an integral part of these financial statements.

LAMON & STERN, INC.

STATEMENT OF OPERATIONS
For the Year Ended June 30, 2010

REVENUES:	
Commissions	$ 1,457,535
Soft dollar commissions	628,617
Total Revenues	2,086,152
EXPENSES:	
Commissions	764,355
Soft dollar commissions	501,951
Salaries	560,522
General and administrative	251,278
Management fees	68,000
Total Expenses	2,146,106
TOTAL OPERATING LOSS	(59,954)
OTHER INCOME (EXPENSE):	
Interest income	9,880
Interest expense	(51)
Total Other Income	9,829
LOSS BEFORE INCOME TAXES	(50,125)
INCOME TAX BENEFIT	9,739
NET LOSS	$ (40,386)
NET LOSS PER SHARE - BASIC	$ (80.77)

The accompanying notes are an integral part of these financial statements.

LAMON & STERN, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended June 30, 2010

	Common Stock		Paid-In	Retained
	Shares	Amount	Capital	Earnings
BALANCE, June 30, 2009	500	$ 500	$ 6,149	$ 599,892
Net loss	-	-	-	(40,386)
BALANCE, June 30, 2010	500	$ 500	$ 6,149	$ 559,506

The accompanying notes are an integral part of these financial statements.

LAMON & STERN, INC.

STATEMENT OF CASH FLOWS
For the Year Ended June 30, 2010

INCREASE (DECREASE) IN CASH

CASH FLOWS FROM OPERATING ACTIVITIES:	
Cash received from brokerage commissions	$ 2,169,683
Cash paid for commissions and other expenses	(2,084,224)
Interest received	9,880
Interest paid	(51)
Income tax refunds received	40,056
Net Cash Provided by Operating Activities	135,344
CASH FROWS FROM INVESTING ACTIVITIES	
Purchases of property and equipment	(15,292)
Net cash used in investing activities	(15,292)
CASH AND CASH EQUIVALENTS- BEGINNING OF YEAR	389,740
CASH AND CASH EQUIVALENTS- END OF YEAR	$ 509,792

RECONCILIATION OF NET LOSS TO NET CASH PROVIDED BY OPERATING ACTIVITIES:

Net loss	$ (40,386)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	3,711
Change in:	
Commissions receivable	44,420
Soft dollar commissions receivable	40,064
Other receivables	(953)
Income taxes payable/receivable	30,317
Accrued expenses	16,902
Accrued commissions	41,269
Net Cash Provided by Operating Activities	$ 135,344

The accompanying notes are an integral part of these financial statements.

LAMON & STERN, INC.

NOTES TO FINANCIAL STATEMENTS
June 30, 2010

1. GENERAL

The Company is incorporated under the laws of the State of Georgia. It operates as a broker of securities and is a member of FINRA (Financial Industry Regulatory Authority).

The Company clears all transactions with and for customers on a fully disclosed basis with a national clearing broker/dealer and promptly transmits all customer funds and securities to the clearing broker/dealer and, as such, is exempt from the computation for determination of reserve requirements pursuant to SEC rule 15c3-3 and information relating to the possession or control requirements under SEC rule 15c3-3.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change relate to the determination of soft dollar commissions payables and receivables.

Cash represents withdrawable deposits in banks located in Georgia. For purposes of the statement of cash flows, the Company considers all short-term liquid investments with original maturities of three months or less to be cash equivalents. Certificates of deposit – cash equivalents consist of bank certificates of deposit with an original maturity of 30 days. From time to time, balances may exceed FDIC insured limits.

Furniture and equipment and leasehold improvements are carried at cost. Furniture and equipment are depreciated over five to seven years using straight-line and accelerated methods.

Commission income and related commission expenses are recognized on the trade date. All securities transactions are handled by a clearing agent, who remits commissions to the Company monthly. During fiscal year 2010, one customer accounted for approximately 23% of commission revenues.

Soft dollar commission revenue is derived when an institutional investor executes a stock trade through the Company in exchange for the Company paying a bill. Soft dollar commission revenue, and the related soft dollar commission expense, is accounted for on a trade date basis. As of June 30, 2010, the Company had $44,650 of soft dollar commissions receivable.

Income taxes are recognized during the year in which transactions enter into the determination of financial statement income, with deferred taxes being provided for temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws.

The Financial Accounting Standards Board ("FASB") has issued an interpretation which clarifies generally accepted accounting principles relating to uncertain tax positions. The Company adopted the provisions of this accounting pronouncement as of July 1, 2009. As of and for the year ended June 30, 2010, the Company did not identify any uncertain tax positions that require adjustment to or disclosure in the accompanying financial statements. For financial statements covering periods prior to 2009, the Company evaluated uncertain tax positions in accordance with existing U.S. generally accepted accounting principles and made such disclosures as might be required.

Basic loss per share is calculated using the Company's net loss after tax for the year ended June 30, 2010 divided by the total weighted average number of common stock shares issued and outstanding during the year. Diluted loss per share information is not presented because the Company has issued no dilutive potential common shares.

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosures of transactions and events that affect the financial statements. Subsequent events have been evaluated through August 23, 2010, which is the date the financial statements were available to be issued.

3. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission's Net Capital Rule (rule 15c3-1), which requires that the ratio of aggregate indebtedness to net capital (as these terms are defined in the Rule) shall not exceed fifteen to one. Net capital and the net capital ratio fluctuate on a daily basis. As of June 30, 2010, the ratio of aggregate indebtedness to net capital ratio was .23 to 1 and net capital was $538,974, which exceeded the minimum net capital requirements by $288,974.

4. MANAGEMENT FEES

The Company paid management fees totaling $68,000 to its stockholder during the year. The management fees paid were determined on a discretionary basis by the Company.

5. LEASES

The Company has an operating lease agreement for office space. The stockholder has guaranteed the lease amount for a maximum period of one year at one time. Rental expense for this lease was $26,000 for the year ended June 30, 2010. As of June 30, 2010, the minimum future rental payments under this lease are as follows:

Year Ending June 30,	Amount
2011	$ 13,000

6. EMPLOYEE BENEFITS

Effective June 2009, the Company established the Lamon & Stern, Inc. 401(k) Profit Sharing Plan (the "Plan") under Section 401(k) of the Internal Revenue Code. The Plan is a defined contribution savings plan covering substantially all employees of the Company. The Company may, at its discretion, match additional employee contributions. Discretionary employer contributions to the Plan were approximately $31,000 for the year ended June 30, 2010.

7. INCOME TAXES

The Company has an income tax refund receivable of $9,759 due to a loss in the current year that can be recouped by the Company by utilizing a net operating loss carryback for taxes paid that were applied to a prior fiscal year.

The Company's effective income tax rate differs from the Federal statutory rate of 34% primarily because of graduated income tax rates, state income taxes, and nondeductible expenses.

WINDHAM BRANNON



WINDHAM BRANNON

1355 Peachtree Street NE, Suite 200
Atlanta, GA 30309-3230
404.898.2000
fax 404.898.2010
www.windhambrannon.com

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY DATA

To The Board of Directors
Lamon & Stern, Inc.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The computation of net capital, and exemption from Rule 15c3-3, reconciliation of net capital, reconciliation of stockholder's equity, computation of aggregate indebtedness, and computation for determination of reserve requirements and possession or control requirements at June 30, 2010 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Windham Brannon P.C.

Certified Public Accountants

August 23, 2010

LAMON & STERN, INC.

SUPPLEMENTARY DATA
As of June 30, 2010

COMPUTATION OF NET CAPITAL

Stockholder's equity, June 30, 2010	$	566,155
Less non-allowable assets		(27,181)
Net Capital	$	538,974

RECONCILIATION OF NET CAPITAL UNDER RULE 15c3-1

Net capital, Form X-17A-5, Part IIA	$	563,871
Audit adjustments that affect net capital:		
Adjustment of commission payable		(7,996)
Adjustment of accounts payable		(16,901)
Net Capital Per Above Computation	$	538,974

RECONCILIATION OF STOCKHOLDER'S EQUITY

Stockholder's equity, Form X-17A-5 Part IIA	$	581,293
Audit adjustments that affect stockholder's equity:		
Increase in commission expense		(7,996)
Increase in operating expense		(16,901)
Increase in income tax benefit		9,759
Stockholder's Equity Per Audited Financial Statements	$	566,155

COMPUTATION OF AGGREGATE INDEBTEDNESS AS DEFINED UNDER RULE 15c3-1

Accrued commissions	$	103,744
Accrued expenses		19,529
Total Aggregate Indebtedness	$	123,273
Ratio of Aggregate Indebtedness to Net Capital		.23 to 1

COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS PURSUANT TO RULE 15c3-3 AND
INFORMATION RELATING TO THE POSSESSION
OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

The provisions of the aforementioned rule are not applicable to Lamon & Stern, Inc. because the Company carries no margin accounts, does not hold funds or securities for, or owe money or securities to, customers. All securities transactions are handled through a clearing agent who deals directly with the Company's customers. Lamon & Stern, Inc. is therefore exempt under the provisions of rule 15c3-3(k)(2)(ii).


WINDHAM BRANNON

1355 Peachtree Street NE, Suite 200
Atlanta, GA 30309-3230
404.898.2000
fax 404.898.2010
www.windhambrannon.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To The Board of Directors
Lamon & Stern, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of **Lamon & Stern, Inc.** (the "Company"), for the year ended June 30, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 4(c) of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention to those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Windham Brannon P.C.

Certified Public Accountants

August 23, 2010


WINDHAM BRANNON

1355 Peachtree Street NE, Suite 200
Atlanta, GA 30309-3230
404.898.2000
fax 404.898.2010
www.windhambrannon.com

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors of
Lamon & Stern, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for period from July1, 2009 to June 30, 2010, which were agreed to by Lamon and Stern, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T (attached) with respective cash disbursement records noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended June 30, 2010 with the amounts reported in Form SIPC-7T for the year from July 1, 2009 to June 30, 2010 noting no differences;

3. Compared adjustments, if any, reported in Form SIPC-7T with supporting schedules and working papers. There were no adjustments reported in Form SIPC-7T; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Windham Brannon P.C.

Certified Public Accountants

August 23, 2010

SIPC-7

(32-REV 6/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(32-REV 6/10)

For the fiscal year ended June 30, 2010

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

WORKING COPY

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 5,215.38

B. Less payment made with SIPC-6 filed (exclude interest) (3,070.00)

1/28/2010
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 2,145.38

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 2,145.38

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 2,145.38

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the _____ day of ________________, 20_____.

(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning July 1, 2009 and ending June 30, 2010
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 2,086,152.00

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $ 2,086,152.00

2e. General Assessment @ .0025 $ 5,215.38

(to page 1 but not less than $150 minimum)